[GILMAN & CIOCIA, INC. LETTERHEAD]

                                                               February 20, 2008

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549
Attention: Mr. Paul Fischer

         Re: Gilman Ciocia, Inc. ("Company")

             Registration Statement on Form S-1 ("Registration Statement") File No. 333-146955
             Supplemental Response Provided on December 18, 2007

Dear Mr. Fischer:

This letter provides the Company's response to the Staff's comment letter of December 31, 2007.

General

      1) Based upon the telephonic discussions between you and a representative of our outside counsel, Blank Rome LLP, we have further considered the staff's prior publicly stated position regarding Securities Act Rule 415 and the factors it uses to determine whether or not the offering of securities to be registered for re-sale in a registration statement are a secondary offering and not an indirect primary offering, and therefore, are eligible to be made on a shelf basis under Rule 415(a)(1)(i). In this regard, the Company is contemplating filing an amendment to the Registration Statement to reduce the number of shares registered from 80 million shares to 2,248,648 shares, which would constitute one-third of the 6,745,945 shares held by non-affiliates of the Company prior to the Company's completion on August 20, 2007 of the private offerings ("Offerings") of a total of 80 million shares. Of the revised amount sought to be registered, a total of 1,011,892 shares (or 15% of the pre-Offering public float) will be offered on behalf of the three Wynnefield entities. Given the substantial reduction in the number of shares proposed to be registered in the Registration Statement and the fact that more than 5-1/2 months have elapsed since the consummation of the Offering, the Company believes that the offering of 2,248,648 shares by the selling stockholders is a secondary offering and not an indirect primary offering. Under these circumstances, the Company believes that no distribution of shares is being made on its behalf; that none of the selling shareholders need to be identified as underwriters and that the price at which the selling shareholders may offer the shares need not be fixed.

Selling Stockholders,  Page 9

      2) The Company will modify the selling stockholder table to comply with the staff's comment.

The Company would appreciate the staff's prompt review of the Company's responses to the staff's last comment letter. If you have any questions, please feel free to contact the undersigned at (845) 485-5278 or Ethan Seer. Esq. or Brad Shiffman, Esq. of Blank Rome LLP at (212) 885-5393 or (212) 885-5442, respectively.

                                                       Very truly yours,


                                                       /s/ Ted Finkelstein
                                                           General Counsel

TF/mb

cc:      Ethan Seer, Esq.
         Brad Shiffman, Esq.